FORM 6-K
                                    --------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                        --------------------------------
                     PURSUANT TO RULES 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of September, 2002
                                         ----------------

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------

                    1050 Caribbean Way, Miami, Florida 33132
                    ----------------------------------------
                    (Address of principal executive offices)




     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

        Form 20-F         x                     Form 40-F
                        -----                                 ------

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

         Yes                                     No             x
                        -----                                 ------

     [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

News From
Royal Caribbean Cruises Ltd.
Corporate Communications Office
1050 Caribbean Way, Miami, Florida 33132-2096


                                    Contact:  Lynn Martenstein or Erin Williams
                                              (305) 539-6570 or (305) 539-6153

                                    For Immediate Release


 Royal Caribbean Cruises Ltd. Receives Extension On Options for Fifth and Sixth
 ------------------------------------------------------------------------------
                              Radiance-Class Ships
                              --------------------

MIAMI - September 19, 2002 - Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) today announced it has deferred its options to purchase a fifth and sixth ship within its new Radiance class with deliveries in 2005 and 2006.

Royal Caribbean and Meyer Werft shipyard of Papenburg, Germany, builder of the Radiance-class ships, agreed to extend the options to January 10, 2003. Both options were to have expired on September 20, 2002.

The Radiance-class ships are operated by the Royal Caribbean International brand. Radiance of the Seas entered service in March of 2001. The second Radiance-class ship, Brilliance of the Seas, entered service in July of 2002. The third and fourth Radiance-class ships are scheduled for delivery in 2003 and 2004, respectively.

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International, Celebrity Cruises, and Royal Celebrity Tours. Royal Caribbean International and Celebrity Cruises have a combined total of 24 ships in service and four under construction or on firm order. Royal Celebrity Tours operates unique land-tour vacations in Alaska, Canada and Europe.
Additional information can be found on www.royalcaribbean.com, www.celebritycruises.com or www.rclinvestor.com.

                                  # # # # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ROYAL CARIBBEAN CRUISES LTD.
                                                (Registrant)



Date:  September 20, 2002                       By: /s/ BONNIE S. BIUMI
                                                Bonnie S. Biumi
                                                Chief Financial Officer